

December 17, 2018

Allen W. West
Chief Financial Officer
P.A.M. Transporation Services, Inc.
297 West Henri de Tonti Blvd
Tontitown, Arkansas 72770

> **Re: P.A.M. Transporation Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Form 10-Q for the Quarter Ended September 30, 2018**
> **File No. 000-15057**

Dear Mr. West:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2018

Financial Statements
Notes to Condensed Consolidated Financial Statements (unaudited)
Note C: Revenue Recognition, page 10

1.   Please disclose the amount by which each financial statement line item is affected in the current reporting period by ASC 606 as compared with the guidance that was in effect before the change in accordance with ASC 606-10-65-1(i), including an explanation of the reasons for the significant changes identified.

2.   We note from disclosures provided elsewhere in your filing that your operations can generally be classified into truckload services or brokerage and logistics services. Truckload services include those transportation services for the pickup and delivery of freight, and brokerage and logistics services consist of transportation scheduling, routing, mode selection, transloading and other value added services related to the transportation of freight. Please revise your revenue footnote to disclose whether the services included in

your contracts with customers represent one or more performance obligations. Additionally, we note revenue is generated and your customer receives benefit as the freight progresses toward delivery locations. In this regard, please explain why recognition of revenue at a point in time (i.e. upon completion of delivery to the receiver's location) rather than over time is appropriate. As part of your response, please tell us your consideration of the guidance outlined in ASC 606-10-25-27 and ASC 606-10-55-5 and 6 in determining your accounting treatment.

With respect to your brokerage and logistics services, please tell us and revise your notes to disclose when performance obligation(s) are typically satisfied. If over time, please disclose the method(s) used to recognize revenue and an explanation of why the methods used provide a faithful depiction of the transfer of goods or services.

Note F: Segment Information, page 13

3. We note that you have two operating segments, Truckload Services and Brokerage and Logistics Services, and that you have determined that these two operating segments can be aggregated into a single reportable segment. Please compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11a through e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted. As part of your response, please provide us with your historical and projected revenues, operating margin and measure of segment profitability.

4. Please revise your notes to the financial statements to comply with the disclosure required by ASC 280-10-50-21a. Additionally, please provide the entity-wide information required by ASC 280-10-50-38 to 42 or tell us why you believe the disclosure are not required. In this regard, we note that you derive revenues from Mexico, Canada and the United States.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure